Response Biomedical Receives Canadian Regulatory Clearance
For Two Additional RAMP Cardiac Marker Tests

The Company’s Lead Clinical Products Are Now Available
In Canada To Assist In The Rapid Detection Of Heart Attacks

Vancouver, British Columbia, August 30, 2004 – Response Biomedical Corp. (TSX-V: RBM) today announced that it has received clearance from Health Canada’s Therapeutic Products Directorate to market two additional RAMP® Cardiac Marker Tests for detecting troponin I and CK-MB to assist in the rapid diagnosis of heart attack or acute myocardial infarction (AMI), a leading cause of death worldwide. The Company has now received US Food and Drug Administration (FDA) and Canadian regulatory clearance for its fluorescence-based RAMP® Reader for general clinical use, and all three RAMP Cardiac Marker Tests for detecting troponin I, CK-MB and myoglobin.

“The RAMP System will facilitate improved patient care by providing physicians with quantitative lab quality information in a matter of minutes to quickly and accurately diagnose heart attacks at the point-of-care (POC), within the critical window before irreversible heart damage or death occurs,” states Bill Radvak, President and CEO. “Furthermore, RAMP will significantly reduce health care costs associated with unnecessary hospital admissions due to symptoms often mistaken for cardiac arrest.”

Rapid diagnosis of AMI is critical to patient outcomes. Every minute that passes after the occurrence of a heart attack without medical treatment reduces the patient’s chance of survival. RAMP provides a quantitative result in approximately 15 minutes, compared to several hours turnaround time for traditional laboratory testing. In clinical applications, the RAMP System is designed for use by healthcare professionals at the point-of-care, including physicians’ offices, medical clinics, hospital emergency departments and laboratories worldwide. Cardiac markers are proteins released in the blood following damage to heart tissue, which may represent a heart attack. Myoglobin, troponin I and CK-MB are the three most commonly utilized markers measured to assist in the diagnosis of AMI.

“Recent regulatory clearances and published clinical trial results have facilitated heightened industry recognition of RAMP’s performance, and the Company is continuing to strategically expand its international marketing and distribution network for the clinical product line,” adds Radvak. “At the same time, the Company has initiated feasibility on several promising new product candidates, including tests for additional cardiovascular applications, clinical infectious diseases and food safety. As a Canadian company, it is rewarding to successfully commercialize locally developed and world class technology that positively impacts human health at home and abroad.”

Regulatory clearance in North America follows a Company sponsored dual-predicate clinical trial using a competitive POC device and a leading central lab analyzer. The RAMP troponin I test showed strong correlation with the lab-analyzer and significant performance improvement versus the market-leading POC device at low troponin I concentrations. Both correlation and sensitivity are key performance criteria for clinical decision makers, and provide significant product differentiation opportunity for the Company’s marketing efforts.

The US market alone for POC cardiac marker tests in 2004 is estimated to be approximately US$150 million. The world cardiac rapid assay market is expected to achieve an average annual growth rate of 20 – 25 percent for the near future. Each year in the United States, approximately eight million Americans are admitted to emergency rooms for severe chest pain associated with suspected AMI. Only approximately 10 percent of those hospitalized are subsequently determined to have suffered a heart attack. The majority is eventually diagnosed with strained muscles, angina or heartburn. The total cost of unnecessary admissions and misdiagnosis is over US$4 billion. Misdiagnosed heart attack cases also account for nearly 25 percent of malpractice claims against emergency room physicians.

The global POC market generated revenues worth $3.3 billion in 2002 and is expected to reach $5.5 billio n in 2009. This market is growing faster than the total in vitro diagnostics market.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications, providing reliable information in minutes, anywhere, every time. RAMP represents a new paradigm in diagnostic testing, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single -use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996 and ISO 9000: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Jonathan Fassberg
Director, Corporate Communications	President
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 16
Email: dbradley@responsebio.com	Email: jfassberg@troutgroup.com